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Gold Coin AI 🔖

Gold Coin AI is the first fully U.S.-compliant, gold-pegged stablecoin powered by AI-driven yield. Built for trust, transparency, and institutional adoption, it's where regulation meets innovation in the $1.2T stablecoin revolution. …

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

GoldCoinAI

Raised	Days Left
$0	**187**

Launch — 2 $10,000 Min — 3 $5,000,000 Max

Overview   Team   About   Communication Channel   Updates

Business Description

Gold Coin AI: The Gold Standard of Stablecoins

Gold Coin AI is redefining what it means to be a stablecoin in a regulated world. Fully backed by short-term U.S. Treasuries and anchored to the value of gold, it is being developed and engineered for trust, transparency, and performance. With full U.S. compliance, onshore reserves, and an AI-powered arbitrage engine delivering dual yield, Gold Coin AI isn't being built out just keeping up with the $1.2T stablecoin market—it's designed to lead it. Reliable, pegged to gold – giving holders long-term value upside, and built for institutions—this is stablecoin 2.0.



The Opportunity: Regulatory Disruption Creates First-Mover Advantage

Recent U.S. regulatory developments are forcing many legacy stablecoins—especially those backed by illiquid or offshore assets—out of the market. Gold Coin AI is positioned to capture this **displaced market share** by offering a first-of-its-kind product tailored for institutional trust and regulatory compatibility.



Problem

Trust, Transparency, and Compliance Are Broken in Stablecoins

Despite rapid growth, most current stablecoins face critical challenges that limit institutional adoption:

1. **Lack of Transparent Reserves:** Many stablecoins are backed by illiquid assets or commodities with unclear or delayed reporting, undermining trust.
2. **Regulatory Uncertainty:** Prior to recent legislation, the U.S. lacked a clear legal framework for stablecoins—discouraging institutional involvement and increasing compliance risk.
3. **Counterfeit & Fraud Risks:** The absence of verified issuance processes has led to an estimated **$1.6 billion** in annual losses from counterfeit tokens and fraud.

Security Type:

Equity Security

Price Per Share

$1.00

Shares For Sale

5,000,000

Post Money Valuation:

$56,000,000

Investment Bonuses!

N/A

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 20, 2026

Minimum Investment Amount:

$1000

Target Offering Range:

$10,000-$5,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

These issues expose investors to unnecessary risk and make most existing stablecoins unsuitable for institutional and regulatory-grade use.



The Problem
Trust and Compliance Crisis in Stablecoins
Despite their rapid growth, most stablecoins face three fundamental issues:
Lack of Transparent Reserves
Many are backed by illiquid assets or physical commodities with unclear reporting.
Regulatory Uncertainty
Until recently, there was no clear U.S. legal framework, making institutional adoption risky.
Counterfeit & Fraud Risks
Without issuer verification, counterfeit tokens cause $1.6B in annual losses.
These weaknesses undermine trust and make existing stablecoins ill-suited for institutional-grade adoption.

Solution

A Treasury-Backed, Compliant Gold Stablecoin

Gold Coin AI addresses these core issues by offering a fully regulated, transparent, and secure stablecoin engineered for long-term viability:

- **Regulatory Alignment from Day 1:** Built to comply with the evolving U.S. legal and regulatory environment—unlike offshore-issued competitors.
- **1:1 Backed by Short-Term U.S. Treasuries:** Reserves are fully collateralized with highly liquid, audit-ready U.S. government securities.
- **Gold-Pegged Value Anchor:** Value is tied to gold, providing intrinsic confidence and inflation-resistant stability.
- **Controlled Mint/Burn Mechanism:** All issuance and redemption is managed internally to maintain alignment with Net Asset Value (NAV).
- **100% U.S. Domiciled:** All operations, reserves, team members, and audits are based in the United States, eliminating offshore custodial risk.



Our Solution
GoldCoinAI
Trust and Compliance Crisis in Stablecoins Treasury-Backed Gold Stablecoin
Legacy Issuers
GoldCoinAI (GENIUS Act Compliant)
Based offshore or anonymous teams
U.S.-based, C-Corp registered in Wyoming
Backed by gold or illiquid assets
Backed 1:1 by U.S. Treasuries
No formal audit requirement
Monthly third-party audits
Minimal or no KYC/AML
Full BSA, AML/CFT compliance from Day 1
Exposed to shutdown post-2027
Future-proof under GENIUS Act
Most issuers—reliant on offshore entities or illiquid reserves—cannot meet these standards and will be forced to exit the U.S. market.
GoldCoinAI is purpose-built for this new environment, offering regulatory alignment from Day 1 and positioning itself to capture displaced market share.

Business Model

Dual Yield Meets Institutional-Grade Stability

Gold Coin AI generates value through a **dual-income model** designed for both safety and performance. First, each token is fully collateralized with short-term **U.S. Treasury bills**, providing a stable, government-backed yield. Second, an **AI-powered arbitrage engine** actively identifies and executes trading opportunities across centralized and decentralized exchanges—generating consistent, non-correlated profits. This approach combines the reliability of traditional finance with the agility of AI-driven strategies, offering a low-risk yield that doesn't depend on token price movements.

Early investors gain **premium access** to the arbitrage platform, unlocking additional upside at no extra cost. With this model, Gold Coin AI delivers not just a stablecoin—but a smart, income-generating digital asset.



Business model
GoldCoinAI
AI Advantage – Arbitrage Engine Built for Yield
Dual Income Strategy
Combines U.S. Treasury yield with AI-powered arbitrage profits.
Real-Time Arbitrage Engine
Identifies and executes trades across centralized and decentralized exchanges.
Low Risk, Non-Correlated Yield
Generates income independent of interest rates or token price fluctuations.
Proven Trading Methods
Uses cross-exchange, triangular, and DeFi-based strategies for diversified returns.
Investor Incentive
Early investors receive premium access to the arbitrage engine at no cost.
Treasury Yield (Passive)
Backed by U.S. Treasuries
~4.25% Stable Annual Return
Regulatory foundation
AI Arbitrage Yield (Active)
Trades across CEX / DEX / DeFi
Non-correlated income
Offered free to early investors

The GENIUS Act has one particularly important clause for investors to understand:

"No payment stablecoin issuer shall advertise, offer, or directly pay any interest or yield to stablecoin holders." — *GENIUS Act of 2025, Section 204(d).* This means USD-backed stablecoins cannot offer yield or profit to their holders. They are frozen at $1. **However, because GCAI is a gold-pegged token — *not* a fiat-backed stablecoin — it allows us to stay fully compliant with GENIUS, while still passing on real economic upside to our coinholders — not as "interest," but as an increase in value.**

If you were to buy $1,000 of GCAI in Sept 2024, when gold was ~$1,530/oz, by October 2025, gold rose 145% to ~$3,750/oz. Because GCAI is pegged to gold, your GCAI would now be worth $2,450, even though it's fully backed by U.S. Treasuries, not holding gold directly, and fully liquid and usable like digital cash. We protect this value by exercising gold options, realizing profit, and allocating it to ensure you always get the real gold value.

Market Projection

Market Landscape:


Market Landscape
GoldCoinAI
Incumbents, Risks, and Room for Replacement

Stablecoin	Compliance	U.S. Treasuries	Gold Peg	AI Yield	U.S.-Based	Notes
USDT	✕ Offshore	✕ Mixed assets	✕	✕	✕	Dominant, but opaque
USDC	✓	✓	✕	✕	✓	Transparent but single-yield
BUSD	▲	✓	✕	✕	✕	No longer minting
PYUSD	✓	✓	✕	✕	✓	Limited to PayPal ecosystem
GoldCoinAI	✓ GENIUS-ready	✓ 100% Treasuries	✓ Peg	✓ AI	Wyoming	Built for post-regulation era

In a market dominated by offshore tokens with limited accountability, GoldCoinAI is proudly 100% U.S.-based, offering transparency, investor protection, and regulatory alignment.

Market Capture:


Market Capture & Value Potential
01
First-mover in GENIUS Act-compliant gold-pegged stablecoins
02
Non-compliant issuers face exit, creating billions in "orphaned" market share
03
Even 1$ US stablecoins' share
~$200 Mil
Reserves
04
5-year scenario: 10% share of $25B+ tokenized gold market
$85M+
Annual income
05
Benchmark: Circle's $36B valuation highlights multi-billion potential for compliant issuers

Competition

Competitive Advantage:


Competitive Advantage
100% U.S. Based, GENIUS Act Ready
100% U.S. Born, U.S. Raised, U.S. Regulated
All team, reserves, operations, and audits are domiciled in the United States. We pay U.S. taxes, employ U.S. professionals, and are governed by federal and state law.
GoldCoinAI
Dual-Yield Model
Treasury-backed stability plus AI-driven arbitrage returns provide scalable, non-correlated income.
GENIUS Act First-Mover
While non-compliant issuers face penalties or exit, GoldCoinAI is fully aligned from day one—positioned to capture orphaned market share.
On-Chain Proof of Reserve & KYI Verification
Integrated with Bluprynt's KYI system, ensuring transparency, authenticity, and investor protection—making GoldCoinAI the default safe haven for risk-averse capital.
Solana Infrastructure
GoldCoinAI is built on Solana, leveraging its fast transactions, strong network security, and low fees—delivering scalable performance far beyond Ethereum's slower, high-cost network.
Gold-Pegged Confidence
Anchored to gold value without the costs and risks of physical storage.

Traction & Customers

Financial Projections:



Financials
GoldCoinAI
Scalable Growth Model to $213M Revenue
Operating Model
• Lean cost base; expenses grow modestly compared to revenue
• Scalable returns due to automated arbitrage and passive yield
Revenue Forecast
• $220K in Year 1
• Scaling to $213M by Year 8
EBITDA Growth
• Negative in early years due to infrastructure investment
• Turns positive in Year 5
• Exceeds $203M by Year 8
Assets Under Management (AUM)
• From $5M in Year 1
• To over $5B by Year 8, driven by market share acquisition and stable issuance

Gold Coin AI Timeline:



Milestones
GoldCoinAI
Regulatory Approvals, Exchange Listings, AI Launch, and Scale
Q1 2026
Finalize GENIUS Act registration and compliance audits
Q2 2026
Launch core treasury reserve structure; complete internal wallet deployment
Q3 2026
Secure first exchange listings; initiate limited token issuance
Q1 2027
Launch AI arbitrage engine (beta); begin generating dual revenue
Q3 2027
Public coin issuance at scale; deep liquidity pool development
2028
Reach $1B AUM; AI arbitrage engine fully integrated into treasury operations

Investors

Why Invest Now:

The stablecoin landscape is undergoing a massive transformation—and **timing is everything**.

- **Regulation is Here:** The recently passed **Genius Act** has brought long-awaited regulatory clarity to the U.S. stablecoin market, setting clear standards for compliance, reserve backing, and issuer accountability.
- **Non-Compliant Issuers Are Exiting:** Offshore and opaque stablecoin projects are being pushed out of the U.S. market, creating a **rare opportunity for compliant, transparent alternatives** like Gold Coin AI to capture market share.
- **Institutional Capital is Coming:** With regulatory uncertainty fading, **banks, asset managers, and enterprises** are preparing to enter the stablecoin space—looking for safe, compliant vehicles.
- **$1.2 Trillion Market Opportunity:** The global stablecoin market is projected to **reach $1.2 trillion by 2028**, driven largely by institutional adoption and real-world use cases under regulatory frameworks.

Gold Coin AI is built **specifically for this moment**—U.S.-domiciled, regulation-ready, and engineered for institutional trust and long-term growth. This is a **first-mover advantage** in a market about to explode.





Why Now
GoldCoinAI
$1.2T Market + GENIUS Act Reset
$1.2T
250b
2025
2028
The GENIUS Act has solved the industry's biggest problem
It ended the uncertainty around stablecoin legality by imposing strict rules for reserves, audits, and compliance.
Massive market tailwind
The global stablecoin market is projected to reach $1.2 trillion by 2028, fueled by institutional adoption under clear regulation.
Non-compliant issuers are exiting
Many offshore or under-collateralized tokens cannot meet the new standards, leaving behind billions in orphaned market share.
GoldCoinAI is purpose-built for this moment
Fully U.S.-incorporated, GENIUS Act compliant from day one, and positioned to become the safe haven for risk-averse capital.

Path to Nasdaq:


Path to Nasdaq: Unlocking Liquidity & Credibility
GoldCoinAI
Liquidity for Investors
Shares tradable on a major U.S. exchange.
Expansion Capital
Public listing supports future fundraising.
Shareholder Upside
Equity appreciation opportunities beyond stablecoin yield—the key driver for early investors.
Institutional Credibility
Nasdaq eligibility signals transparency and long-term trust.
Note:
Nasdaq listing represents a future objective, subject to regulatory approval and market conditions.

Terms

Up to $5,000,000.00 in Common Shares at $1.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000.00 | 10,000 shares of Common Shares
Offering Maximum: $5,000,000.00 | 5,000,000 shares of Common Shares
Type of Security Offered: Common Shares
Purchase Price of Security Offered: $1.00 per Share
Minimum Investment Amount (per investor): $1,000.00 | 1,000 share of Common Shares

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.00. The Company must reach its Target Offering Amount of $10,000.00 by April 20, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Gold Coin AI, Inc., the name of the SPV is Gold Coin AI SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Gold Coin AI SPV, LLC and Gold Coin AI SPV, LLC will, in turn, use your money to invest in Gold Coin AI, Inc. Hence, Gold Coin AI SPV, LLC will be reflected as one investor in Gold Coin AI, Inc.

Gold Coin AI, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Gold Coin AI SPV, LLC will conduct no business other than to invest in Gold Coin AI, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Gold Coin AI SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Gold Coin AI, Inc. is a corporation, you will be an owner of Gold Coin AI SPV, LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to Gold Coin AI, Inc., not to Gold Coin AI SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Gold Coin AI SPV, LLC, not in the Company directly. You will receive an interest in Gold Coin AI SPV, LLC called "Investor Shares" while Gold Coin AI SPV, LLC will receive shares of Common Shares issued by the Company. The governing documents of Gold Coin AI SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Shares to be issued to you from Gold Coin AI SPV, LLC, are intended to put you in the same position as if you had purchased shares of Common Shares directly from the Company.

Voting Proxy to the Manager

The SPV investor shares do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, Gold Coin AI, Inc., as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Shares shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Shares shall be held only by Gold Coin AI, Inc., or its affiliates or assigns. The Manager Shares will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Shares. The holders of Manager Shares shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Shares, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   Team   About   Communication Channel   Updates



Garry Itkin
Founder & CEO
Background

With over 40 years of experience across finance, law, and global business development, this executive brings deep expertise in navigating complex regulatory environments and capital structuring. He has served as a CFO, M&A executive, and board member for companies in both the U.S. and Eastern Europe, and was a co-founder and early investor in Bidz.com, which successfully IPO'd on Nasdaq. A seasoned dealmaker and strategic leader, he is currently spearheading a $100M+ real estate development project in California, demonstrating continued excellence in high-stakes, capital-intensive ventures.



Alexey (Aleksei) Kurochkin
Lead Advisor
Background

Entrepreneur and innovator with 30+ years across music, media, telecom, and luxury industries. Founder of A&T Trade, the leading musical instruments and pro-audio distributor in the CIS, and former Chairman of Zebra Telecom and President of Premium Yachts (€260M in sales). Currently CEO of ISINA, a global artist development platform with 32,000+ users and Grammy-winning advisors. Brings global business leadership and cross-industry dealmaking expertise.



Jeffrey Ratner
Lead Advisor
Background

IRS-licensed Enrolled Agent with 40+ years advising family offices, HNW individuals, and closely held businesses. Founder of Jeff Ratner & Associates, a Beverly Hills-based tax and advisory firm. Expert in complex tax strategy, structuring, compliance, and multi-generational wealth planning. Brings a reputation for integrity, judgment, and deep experience guiding clients through high-stakes financial and regulatory challenges.

Aleksander Atanesyan
Lead Advisor
Background

Award-winning director, screenwriter, and producer with 40+ years in film and television. His portfolio spans feature films, documentaries, and TV series, with recognition from MTV Movie Awards, Nika National Awards, and international festivals. Former General Producer of Kinotavr and Director of Interfest, with extensive experience leading film institutions and industry associations. Combines creative vision with media and cultural leadership.

Company Name

Gold Coin AI

Location

2934 1/2 Beverly Glen Circle
Suite 99
Los Angeles, California 90077

Number of Employees

1

Company Website

Incorporation Type

C-Corp

State of Incorporation

Wyoming

Date Founded

August 11, 2025